RINO International Corporation
11 Youquan Road Zhanqian Street
Jinzhou District
Dalian, PRC 116100

November 30, 2010

BY EDGAR
Mr. Dale Welcome
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: RINO International Corporation (the “Company”)
       Item 4.02 of Current Report on Form 8-K
       Filed November 19, 2010 (the “Form 8-K”)
       File No. 001-34402

Dear Mr. Welcome:

Reference is made to your comment letter, November 24, 2010 to the “Company”), relating to the subject Form 8-K (the “Comment Letter”). The Company is today filing with the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 to its Current Report on Form 8-K (“Amendment No. 1”).

Prior to the filing of the 8-K the Company had provided its independent accountants with a copy of the disclosures in the Form 8-K made in response to Item 4.02(b) of Form 8-K and the Company has received a letter from such accountants addressed to the Securities and Exchange Commission which is being filed as an exhibit to Amendment No. 1.

On November 22, 2010 all of the directors of the Company signed a Unanimous Written Consent of the Board of Directors in which, among other things, the directors (a) ratified the determination of three of the directors participating in a November 18, 2010 telephone conference call that previously issued audited financial statements of the Company for its fiscal years ended December 31, 2008 and 2009, which were included in the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2008 and 2009, and previously issued interim unaudited financial statements which were included in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 to September 30, 2010 should no longer be relied on and (b) delegated to the Audit Committee of the Board of Directors of the Company and authorized the Audit Committee and any one or more persons authorized by the Audit Committee, in each case at the sole expense of the Company, to take all actions which are necessary or desirable in the sole discretion of the Audit Committee, to investigate all of the allegations contained in the Muddy Waters, LLC report and the letter from the Company’s accountants to the Company referred to in the Form 8-K and any further facts or allegations concerning the Company and its directors, officers, management and/or employees as may arise in connection with such investigation (collectively, the “Investigation”), and authorized the Audit Committee to retain counsel for the Audit Committee and separate counsel for the Chairman of the Audit Committee, as well as one or more firms of accountants, forensics accountants and other professionals to assist in the Investigation.

The Company intends to file restated audited financial statements for its fiscal years ended December 31, 2008 and 2009 and unaudited financial statements for the periods ended March 31, 2008 to September 30, 2010 as soon as practicable after the conclusion of the Investigation.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

RINO INTERNATIONAL CORPORATION

By:	/s/ Zou Dejun
Zou Dejun
Chief Executive Officer